

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 30, 2017

Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

Re: **Jaguar Animal Health, Inc.**
Amendment No. 4 to Registration Statement on Form S-4
Filed June 28, 2017
File No. 333-217364

Dear Ms. Conte:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 153

1. Please refer to your response to comment four. Please revise your disclosure on pages 169 and F-39 to clarify that you also received $1,048,689 designated as reimbursement for past product development expense.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Chris Edwards at (202) 551-6761 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Michael Lee, Esq.
        Reed Smith LLP